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                             June 18, 2020

       Antony Koblish
       President and Chief Executive Officer
       TELA Bio, Inc.
       1 Great Valley Parkway, Suite 24
       Malvern, Pennsylvania 19355

                                                        Re: TELA Bio, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 15,
2020
                                                            CIK No. 0001561921

       Dear Mr. Koblish:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Rachael Bushey